SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 01 April 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

April 1, 2009

SIR TOM McKILLOP STEPS DOWN FROM BP BOARD

BP p.l.c. today said it had been informed by Sir Tom McKillop that he wishes to retire as a non-executive director. Accordingly, he will not go forward for election at the company's annual general meeting.

Sir Tom said: "I have hugely enjoyed being on the BP board, but I feel this is an appropriate step for me to take at this time.
"

BP chairman Peter Sutherland said: "It is a matter of great regret that Sir Tom has chosen to retire. He is a colleague of the highest integrity and he has been an outstanding director of BP since he joined our board in 2004."

BP chief executive Tony Hayward said: "Tom has provided wise counsel to me, my executive colleagues and, indeed, the entire board. I am sorry he did not feel he could continue to serve with us. We will miss him."

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 April 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary